UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                       (Amendment No. 1)*

                     Micron Technology, Inc.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                             595112
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 19, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 36 Pages

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Cusip No. 595112              13D                    Page 2 of 36



ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1*  Securities Purchase Agreement between  the
                      Issuer  and  the  Reporting  Person  dated
                      October 15, 1998 (the "Securities Purchase
                      Agreement")

          Exhibit 2   Form   of  Certificate  of  Amendment   of
                      Certificate of Incorporation defining the rights of the Class A Common Stock (the
                      "Certificate of Amendment")

          Exhibit     Securities    Rights   and    Restrictions
          3++         Agreement  between  the  Issuer  and   the
                      Reporting Person, dated as of October  19,
                      1998   (the   "Rights   and   Restrictions
                      Agreement")

          Exhibit     Stock  Rights Agreement between the Issuer
          4*++        and  the  Reporting Person,  dated  as  of
                      October   19,   1998  (the   "Rights   and
                      Restrictions Agreement")

          Exhibit     Press Release dated October 16, 1998  (the
          5++         "Press Release")

          Exhibit     Signature Authority dated October 20, 1998
          6++

          *Portions of these Exhibits have been redacted pursuant to a request for confidential treatment.
          ++Previously filed

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Cusip No. 595112              13D                    Page 3 of 36

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 1, 1998.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary



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Cusip No. 595112              13D                    Page 4 of 36


Exhibit 1

                  SECURITIES PURCHASE AGREEMENT

                     MICRON TECHNOLOGY, INC.

                        INTEL CORPORATION

                        October 15, 1998

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Cusip No. 595112              13D                    Page 5 of 36


                  SECURITIES PURCHASE AGREEMENT

      This Securities Purchase Agreement (this "Agreement") is entered into as of October 15, 1998 by and between Micron Technology, Inc., a Delaware corporation (the "Company" or the "Corporation") and Intel Corporation, a Delaware corporation ("Intel").

      WHEREAS, Intel is willing, pursuant to the terms and conditions of this Agreement, to purchase from the Company for five hundred million dollars ($500,000,000) Rights which are exercisable for shares of a new class of common stock convertible into regular common stock of the Company at such time as the new class of common stock has been created and, until such time, for shares of regular common stock of the Company;

      WHEREAS, at the closing of the transactions contemplated hereby, the Company and Intel will enter into the Rights
Agreement,  the Rights and Restrictions Agreement and the  Supply
Agreement.

     NOW, THEREFORE, the parties hereby agree as follows:

1.   DEFINITIONS.

      1.1 Certain Defined Terms; Interpretation. The following terms shall have the following respective meanings.

      "Affiliate" shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person. For purposes of this definition, "control" when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms "controlling" and "controlled" have meanings correlative to the foregoing.

      "Business Day" shall mean any day on which commercial banks are not authorized or required to close in either Boise, Idaho or San Francisco, California.

       "Capital Expenditures" shall mean the sum of all expenditures paid or, with respect to equipment that is in use, accrued that, in accordance with U.S. generally accepted accounting principles, should be included in or reflected by the property, plant or equipment or similar fixed asset account reflected in the balance sheet of the applicable person.

      "Certificate of Amendment" shall mean the Certificate of Amendment of the Certificate of Incorporation of the Company authorizing the Class A Common Stock and defining the rights,

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Cusip No. 595112              13D                    Page 6 of 36


preferences and privileges with respect thereto substantially in the form attached hereto as Exhibit D.

      "Class A Common Stock" shall mean shares of Class A  Common
Stock of the Company having the preferences and other rights set forth in the Certificate of Amendment.

      "Exchange  Act" shall mean the Securities Exchange  Act  of
1934, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

      "First Minimum Production Milestone". The First Minimum Production Milestone requires that the Company and its subsidiaries build and have available to ship (including those actually shipped) an aggregate number of RDRAM devices in [________] equal to the First Minimum Required Production.

      "First Minimum Required Production" shall mean a number of RDRAM units equal to the lower of (i) [_______] units of RDRAM;
(ii) Intel's Percentage Call on Capacity with respect to the Company's overall output of discrete memory components (measured in accordance with Section 7.0 of the Supply Agreement), regardless of the actual production of RDRAM devices and (iii) the number of units represented by [___]% of the reasonably projected memory requirements for Intel's RDRAM unique chip set production, net of MTH devices (as defined in the Supply Agreement).

      "First Production Milestone Date" shall mean [_______], unless postponed or waived in accordance with the provisions of
Section  7(f)  of  the Rights Agreement or  Section  3.f  of  the
Certificate of Amendment, in which case such date shall be the date established in accordance with such sections, unless waived in its entirety.

       "HSR   Act"   shall   mean   Hart-Scott-Rodino   Antitrust
Improvements Act of 1976, as amended.

      "Maximum Adjustment Amount" shall mean $150 million in value.

     "Maximum FGI" shall mean [______] RDRAM units.

     "Maximum FGI Date" shall mean [______].

     "Maximum Percentage" shall mean 19.9% of the total number of shares of Common Stock outstanding at October 19, 1998.

      "Maximum Shares" shall mean 31,620,554 shares of Common Stock (appropriately adjusted to reflect the effect of stock splits, reclassifications, stock dividends, recapitalizations, combinations or similar events affecting the Common Stock occurring after October 15, 1998).

      "Minimum Qualified Expenditures" shall mean [________] dollars ($[___]).

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Cusip No. 595112              13D                    Page 7 of 36


       "Qualified Expenditures" shall mean the sum of all expenditures by the Company and its subsidiaries (including any such expenditures subsequent to May 28, 1998 and prior to October 19, 1998 not to exceed $[____]) and all expenditures by any joint ventures from the date the Company is or becomes a party (up to a maximum of $[_____] for each of not more than two such joint ventures provided that the Company controls the output of such joint ventures, but in any event including KTI Semiconductor Limited and TECH Semiconductor Singapore Pte. Ltd.), which are Capital Expenditures for the development, creation or expansion of manufacturing capacity for RDRAM or other devices using 0.18 or smaller micron processes and which capacity is located in facilities which are on the Company's roadmap for conversion to
0.18 micron or smaller processes, or volume manufacturing capacity for RDRAM devices (including assembly and test of such devices) (including equipment initially installed for production at lower density process parameters (e.g., 0.21 micron) which is convertible to 0.18 micron or smaller processes and which is located in facilities which are on the Company's roadmap for conversion to 0.18 micron or smaller processes) or which are necessary research and development expenditures for the development of RDRAM up to a maximum of $[_____] which are not otherwise includable as Capital Expenditures. Expenditures for capitalized leases will constitute Qualified Expenditures but only for leases of new equipment (payments with respect to previously leased equipment will not qualify).

       "Person"  shall  mean  individual,  corporation,  company,
voluntary   association,  partnership,  joint  venture,   limited
liability company, trust, estate, unincorporated organization, governmental authority or other entity.

      "Required Qualified Expenditures" shall mean [________] dollars ($[_____]).

      "RDRAM" means an integrated circuit with a principal function of memory storage which is a dynamic random access memory and which incorporates Rambus' direct RDRAM interface technology licensed to the Company by Rambus, Inc. References to numbers of units or devices of RDRAM or Rambus shall mean the number of RDRAM or Rambus units or devices stated in [________] (regardless of the actual memory levels of the individual units or devices).

      "Rights" shall mean the securities issuable pursuant to the Stock Rights Agreement attached to this Agreement as Exhibit A and having the rights, preferences, privileges and restrictions defined therein.

      "Rights Agreement" shall mean the Stock Rights Agreement attached to this Agreement as Exhibit A to be executed and delivered by the Company and Intel at or prior to the Closing.

       "Rights   and  Restrictions  Agreement"  shall  mean   the
Securities Rights and Restrictions Agreement in the form attached hereto as Exhibit B to be executed and delivered by the Company and Intel at or prior to the Closing.

     "SEC" shall mean the Securities and Exchange Commission.

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Cusip No. 595112              13D                    Page 8 of 36


      Second Minimum Production Milestone. The Second Minimum Production Milestone requires that the Company and its subsidiaries build and have available to ship (including those actually shipped) an aggregate number of RDRAM devices in [_________], equal to the Second Minimum Required Production, unless modified in accordance with the provisions of Section 7(e) of the Rights Agreement or 3.e of the Certificate of Amendment, in which case such milestone shall be as so modified.

      "Second Minimum Required Production" shall mean a number of RDRAM units equal to the lower of (i) [________] units of RDRAM;
(ii) Intel's Percentage Call on Capacity (as defined in the Supply Agreement) with respect to the Company's overall output of discrete memory components (measured in accordance with Section
7.0 of the Supply Agreement), regardless of the actual production of RDRAM devices and (iii) the number of units represented by [___]% of the reasonably projected memory requirements for Intel's RDRAM unique chip set production, net of MTH devices (as defined in the Supply Agreement), unless modified in accordance with the provisions of Section 3.e of the Certificate of Amendment.

      "Second Production Milestone Date" shall mean [______], unless postponed or waived in accordance with the provisions of
Section  7(f)  of  the Rights Agreement or  Section  3.f  of  the
Certificate of Amendment, in which case such date shall be the date established in accordance with such sections, unless waived in its entirety.

      "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

      "Supply Agreement" shall mean the Supply Agreement in the form attached to this Agreement as Exhibit C to be executed and delivered by the Company and Intel at or prior to the Closing.

      "Volume Production" shall mean the production of [________] per month of RDRAM devices.

1.2 Index of Other Defined Terms. In addition to the terms defined above, the following terms shall have the respective meanings given thereto in the sections indicated below:

Defined Term                       Section

"Action"                           3.8

"Agreement"                        Preamble

"Audited Financial Statements"     3.10(b)

"Balance Sheet Date"               3.10(b)

"Closing"                          2.2

"Company"                          Preamble

"Confidential Information"         7.2

"Disclosure Letter"                3

"Form 10-K"                        3.10(a)

"Form 10-Q's"                      3.10(a)

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Cusip No. 595112              13D                    Page 9 of 36


"GAAP"                             3.10(b)

"Intel"                            Preamble

"Material Adverse Effect"          3.1

"SEC Documents"                    3.10(a)

"Transaction Agreements"           7.2



2.   AGREEMENT TO PURCHASE AND SELL SECURITIES.

     2.1 Agreement to Purchase and Sell Securities. The Company hereby agrees to issue to Intel at the Closing (as defined below) and Intel agrees to purchase from the Company at the Closing, Rights representing in the aggregate the right to purchase a number of shares of Class A Common Stock equal to $500 million divided by $31.625, for an aggregate purchase price of $500 million (the "Purchase Price").

     2.2 The Closing. The purchase and sale of the Rights shall take place at the offices of Gibson, Dunn & Crutcher, 1530 Page Mill Road, Palo Alto, California 94304, at 10:00 a.m. California time, on October 19, 1998, or at such other time and place as the Company and Intel mutually agree upon (which time and place is referred to in this Agreement as the "Closing"). At the Closing, the Company will deliver to Intel certificates representing the Rights being purchased, against delivery to the Company by Intel of the consideration set forth in Section 2.1 by wire transfer of funds to an account designated by the Company at least two (2) Business Days prior to the Closing.

3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company hereby represents and warrants to Intel that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Letter from the Company dated the date hereof (the "Disclosure Letter") or disclosed in the SEC Documents (as defined below):

      3.1 Organization Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Supply Agreement, to issue the Rights, and to consummate the transactions contemplated hereby and thereby. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means a material adverse effect, or a group of such effects which are related, on the business, operations, financial condition or results of operations, of the applicable party and its subsidiaries, taken as a whole.

     3.2 Capitalization. The authorized and outstanding capital stock of the Company at October 8, 1998, without giving effect to the transactions contemplated by this Agreement, is as set forth in the Disclosure Letter or the SEC Documents. All outstanding shares of capital stock have been duly authorized, and all such issued and outstanding shares have been validly issued and are fully paid and nonassessable. The Disclosure Letter or the SEC Documents include

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Cusip No. 595112              13D                   Page 10 of 36


information regarding equity securities reserved for issuance to officers, directors, employees or independent contractors or affiliates of the Company under the Company's employee stock option and purchase plans and upon conversion of convertible securities. Except as set forth in the Disclosure Letter or the SEC Documents, there are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement.

      3.3 Due Authorization. The Company has the requisite corporate power and authority to enter into this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the
Supply Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Supply Agreement, and performance by the Company of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of the Company (including its directors and stockholders), except for stockholder approval of the Certificate of Amendment and the issuance of the Class A Common Stock pursuant thereto. This Agreement constitutes, and the Rights Agreement and the Rights and Restrictions Agreement, when executed and delivered by the parties thereto, will constitute, valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

     3.4  Valid Issuance of Securities.

           (a) Valid Issuance and Enforceability of Rights. The Rights have been duly authorized and, when executed in accordance with the provisions of the Rights Agreement and delivered to and paid for Intel in accordance with the provisions of this Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of laws governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

           (b) Valid Issuance of Common Stock. The shares of Common Stock issuable upon exchange or exercise of the Rights have been duly authorized and reserved, and when issued upon exchange or exercise of the Rights in accordance with the terms of the Rights Agreement, will be duly and validly issued, fully paid and nonassessable. Upon or prior to filing of the Certificate of Amendment, the shares of Common Stock issuable upon conversion of the Class A Common Stock will have been duly authorized and reserved, and upon conversion of the

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Cusip No. 595112              13D                   Page 11 of 36


Class A Common Stock pursuant to the terms of the Certificate of Amendment, will be duly and validly issued, fully paid and nonassessable.

           (c) Valid Issuance of Class A Common Stock. The shares of Class A Common Stock issuable upon exchange or exercise of the Rights have been duly authorized by the Board of Directors of the Company. Assuming due authorization by the stockholders of the Company and the filing by the Company of the Certificate of Amendment with the Secretary of State of the State of Delaware, the shares of Class A Common Stock issuable upon exchange or exercise of the Rights will be duly reserved for issuance by the Company, and when issued upon exchange or exercise of the Rights in accordance with the terms of the Rights Agreement, will be duly and validly issued, fully paid and nonassessable.

     3.5 Compliance with Securities Laws. Assuming the accuracy of the representations made by Intel in Section 4 hereof, the Rights and the shares of Class A Common Stock or Common Stock issuable upon exercise or exchange of the Rights will be issued to Intel in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

      3.6 Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except: (i) compliance with the HSR Act which may be required for the exercise of the Rights to acquire Common Stock; (ii) the filing of a report on Form 8-K by the Company with the SEC following the Closing; (iii) the filing of such qualifications or filings under the Securities Act and the regulations thereunder and all applicable state securities laws as may be required in connection with the transactions contemplated by this Agreement; (iv) the listing of the Common Stock issuable upon exercise or exchange of the Rights or conversion of the Class A Common Stock on the New York Stock Exchange; (v) the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware; and (vi) as expressly required or contemplated by the terms of the Rights and Restrictions Agreement. All such qualifications and filings in connection with the initial issuance of the Rights will have been made or be effective on the Closing.

       3.7   Non-Contravention.   The  execution,  delivery   and
performance of this Agreement, the Rights Agreement and the Rights and Restrictions Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company, as amended; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which

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Cusip No. 595112              13D                   Page 12 of 36


the  Company may be bound, except in the case of clause (ii)  and
(iii) as, individually or in the aggregate, would not have a Material Adverse Effect.

      3.8 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending: (a) against the Company, properties or assets or, to the best of the Company's knowledge, against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company, which the Company believes is reasonably likely to have a Material Adverse Effect, or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which it believes is reasonably likely to have a Material Adverse Effect. No Action by the Company is currently pending nor does the Company intend to initiate any Action which it believes is reasonably likely to have a Material Adverse Effect.

     3.9 Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of its
Certificate of Incorporation or Bylaws, both as amended. The Company has complied and is in compliance with all applicable statutes, laws, and regulations and executive orders of the United States of America and all states, foreign countries and other governmental bodies and agencies having jurisdiction over the Company's business or properties, except for any violations that would not, either individually or in the aggregate, have a Material Adverse Effect.

     3.10 SEC Documents.

           (a) Reports. The Company has furnished or made available to Intel prior to the date hereof copies of its Annual Report on Form 10-K for the fiscal year ended August 28, 1997 ("Form 10-K"), its Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 1997, February 28, 1998 and May 28, 1998 (the "Form 10-Q's"), and all other registration statements, reports and proxy statements filed by the Company with the SEC on or after October 31, 1997 (the Form 10-K, the Form 10-Q's and such registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the closing date of this Agreement, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company is not a party to any material contract, agreement or other arrangement which was required to have been filed as an exhibit to the SEC Documents that was not so filed.

           (b)   Financial Statements.  The SEC Documents include
the   Company's   audited  financial  statements  (the   "Audited
Financial Statements") for the fiscal year ended

Cusip No. 595112              13D                   Page 13 of 36


August 31, 1997, and its unaudited financial statements for the nine-month period ended May 31, 1998 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements reports and proxy statements required to be filed by it under the Exchange Act and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with generally accepted accounting principles ("GAAP") (except as permitted by Form 10-Q) applied on a consistent basis (except as may be indicated in such financial statements or the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

      3.11 Absence of Certain Changes Since Balance Sheet. Since the Balance Sheet Date, except as disclosed in or contemplated by the SEC Documents, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

           (a) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding shares of the Company's capital stock;

           (b) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences that have not resulted, and are not expected to result, in a Material Adverse
Effect;

           (c) any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers that have not resulted and are not expected to result, in a Material
Adverse Effect;

          (d) any material change or amendment to, or any waiver of any material rights under a material contract or arrangement by which the Company or any of its assets. or properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement or that have not resulted, and are not expected to result, in a Material Adverse Effect;

           (e) any change by the Company in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; and

           (f) any other event or condition of any character, except for such events and conditions that have not resulted, either individually or collectively, in a Material Adverse
Effect.

Cusip No. 595112              13D                   Page 14 of 36


      3.12 RDRAM Device Specification Modifications. As of the date of this Agreement the Company is not aware of any RDRAM device specification modifications that the Company believes require unreasonable process modifications.

      3.13  Full Disclosure.  The information contained  in  this
Agreement, the Disclosure Letter and the SEC Documents with respect to the business, operations, results of operations and financial condition of the Company, and the transactions contemplated by this Agreement, taken together, are true and complete in all material respects and do not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.   REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF INTEL.

     Intel represents and warrants to the Company as follows:

      4.1 Investigation; Economic Risk. Intel has received or has had full access to all of the information it considers necessary or appropriate to make an informed investment decision with respect to the Rights that are convertible or exercisable into Class A Common Stock or Common Stock to be purchased by Intel under this Agreement. Intel further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Rights and the Class A Common Stock or Common Stock into which they are convertible or exercisable and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the investor or to which Intel had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3. Intel understands that the purchase of the Rights that are exchangeable or exercisable into Class A Common Stock or Common Stock involves substantial risk. Intel acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of its investment pursuant to this Agreement and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Rights and the Class A Common
Stock or Common Stock into which they are convertible or exercisable and protecting its own interests in connection with this investment.

      4.2 Purchase for Own Account. The Rights, Class A Common Stock and Common Stock which Intel may acquire will be acquired for Intel's own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.

     4.3 Exempt from Registration; Restricted Securities. Intel understands that the sale of the Rights and the issuance of the Class A Common Stock or Common Stock upon exercise or exchange thereof will not be registered under the Securities Act on the ground that the sale provided for in this Agreement is exempt from registration under of the Securities Act, and that the reliance of the Company on such exemption is predicated in part on Intel's representations set forth in this Agreement. Intel understands that the Rights and the Class A Common Stock or Common Stock issuable upon exercise or exchange thereof are restricted securities within the

Cusip No. 595112              13D                   Page 15 of 36


meaning of Rule 144 under the Act, and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available. Intel understands that the Company is under no obligation to register any of the securities sold hereunder except as provided in the Rights and Restrictions Agreement.

     4.4 Accredited Investor. Intel is an "accredited investor" as that term is defined in Rule 501(a)(8) of Regulation D as promulgated by the SEC under the Securities Act.

      4.5 Legends. Intel agrees that the Rights, Class A Common Stock and the Common Stock issuable upon exercise or conversion thereof will bear legends and be subject to the restrictions on transfer as provided in the Rights and Restrictions Agreement. In addition, Intel agrees that the Company may place stop transfer orders with its transfer agents with respect to such instruments. The appropriate portion of the legend shall be removed in accordance with the provisions of the Rights and Restrictions Agreement and the stop transfer orders shall be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such stop orders are not required to ensure compliance with the Securities Act.

     4.6 Organization Good Standing and Qualification. Intel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Supply Agreement and to consummate the transactions contemplated hereby and thereby.

      4.7 Due Authorization. Intel has the requisite corporate power and authority to enter into this Agreement, the Rights
Agreement, the Rights and Restrictions Agreement and the Supply Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Supply Agreement, and performance by Intel of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of Intel. This Agreement constitutes, and the Rights Agreement and the Rights and
Restrictions Agreement, when executed and delivered by the parties thereto, will constitute, valid and legally binding obligations of Intel, enforceable against the Intel in accordance with their respective terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

      4.8 Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Intel is required in connection with the consummation of the transactions contemplated by this Agreement, except: (i) compliance with the HSR Act which may be required for the exercise of the Rights to acquire Common Stock; and (ii) as expressly required or contemplated by the terms of the Rights and Restrictions Agreement.

Cusip No. 595112              13D                   Page 16 of 36


       4.9   Non-Contravention.   The  execution,  delivery   and
performance of this Agreement, the Rights Agreement and the Rights and Restrictions Agreement by Intel, and the consummation by Intel of the transactions contemplated hereby and thereby, do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of Intel, as amended; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to Intel; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which Intel is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of Intel under, any contract to which Intel is a party or any permit, license or similar right relating to Intel or by which Intel may be bound, except in the case of clause (ii) and (iii) as, individually or in the aggregate, would not have a Material Adverse Effect.

5.   AFFIRMATIVE COVENANTS OF THE COMPANY.

     The Company covenants to Intel as follows:

      5.1 Use of Proceeds. The Company will use the proceeds from the sale of the Rights pursuant to this Agreement for Qualified Expenditures.

      5.2 Authorization of Class A Common Stock. The Company will use reasonable efforts to obtain stockholder approval of an amendment to its Certificate of Incorporation at its next annual stockholders meeting and will promptly thereafter cause a Certificate of Amendment substantially in the form attached hereto as Exhibit D to be filed with the Delaware Secretary of State of the State of Delaware.

      5.3 Reports of Qualified Expenditures. The Company shall provide to Intel, in a mutually acceptable form, on a quarterly basis commencing December 31, 1998, a report of Qualified Expenditures made, sufficient to permit an audit of such expenditures pursuant to Section 7(m) of the Rights Agreement.

      5.4 Cooperation in HSR Act Filings. In the event of a proposed exercise of Rights to acquire Common Stock or voluntary conversion of the Class A Common Stock which would require a filing by Intel under the HSR Act, the Company will cooperate with Intel and use reasonable efforts to comply with any applicable requirements of the HSR Act; provided, however, that the Company shall not be under any obligation to comply with any request that it reasonably determines is unduly burdensome. Any filing fees under the HSR Act shall be paid by Intel.

      5.5 Audit. The Company will maintain relevant records to support all Qualified Expenditures and Production milestones. Such records will be retained in accordance with the Company's normal record retention policies. Upon written request, the Company will make available to Intel documents and other information that are reasonably necessary to verify the Company's compliance with the terms of the Transaction Agreements; provided that Intel enters into an agreement with the Company to maintain in confidence the Company's confidential

Cusip No. 595112              13D                   Page 17 of 36


information disclosed pursuant to the audit, to the extent that existing agreements do not cover such information. Intel may also request in writing that an audit be performed by an independent auditor with respect to the Qualified Expenditures and Production milestones necessary to verify the Special Conversion Adjustments. If Intel elects to have such an audit performed, the Company will make available to such independent auditor, financial, technical and other information and records relevant to auditing the Qualified Expenditures and Production milestones in order to verify the Special Conversion Adjustments that may be reasonably requested by such independent auditor. The independent auditor selected shall be mutually acceptable to Intel and the Company and compensated by Intel. Prior to beginning such audit or receiving such information, the independent auditor will enter into an agreement with the Company to maintain in confidence the Company's confidential information. The Company shall cooperate with the independent auditor in responding to requests for the Company information and records. The independent auditor will promptly conduct and issue a report to the Company and Intel. If the independent auditor determines that the Company has failed to comply with any of the terms hereof being audited, such independent auditor shall only disclose to Intel and the Company the results of the audit without revealing the Company's confidential information. If the independent auditor determines that a further Special Conversion Adjustment is required hereunder, such auditor shall only disclose in its audit report to the Company and Intel the (i) amount of the additional Special Conversion Adjustment that is required hereunder; and (ii) a calculation as to how such amounts were actually determined, if applicable.

6.   CLOSING CONDITIONS.

      6.1 Conditions to Intel's Obligations. The obligations of Intel to consummate the transactions contemplated by this Agreement at the Closing are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

           (a) Representations and Warranties True. Each of the representations and warranties of the Company contained in
Section 3 will be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing, with the same effect as though such representations and warranties had been made as of the Closing.

           (b) Performance. The Company will have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and will have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

           (c) Compliance Certificate. The Company will have delivered to the Intel at the Closing a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer certifying that the conditions specified in Section 6.1(a) and
(b) hereof have been fulfilled.

           (d) Securities Exemptions. The offer and sale of the Rights to Intel pursuant to this Agreement and the Rights
Agreement will be exempt from the registration requirements of

Cusip No. 595112              13D                   Page 18 of 36


the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

           (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to Intel, and Intel will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include (but not be limited to) the following:

                (i) Certified Charter Documents. A copy of the Certificate of Incorporation certified as of a recent date by the Secretary of State of Delaware as a complete and correct copy thereof, and the Bylaws of the Company (as amended through the date of the Closing), certified by the Secretary of the Company as true and correct copies thereof as of the Closing.

                (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of
Directors of the Company providing for the approval of the transactions contemplated by this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Supply Agreement and the issuance of the Rights and the Class A Common Stock or Common Stock issuable upon exercise or conversion thereof.

           (f) Opinion of Company Counsel. Intel will have received an opinion on behalf of the Company, dated as of the date of the Closing, from counsel to the Company, in form and substance reasonably satisfactory to Intel.

           (g) Other Agreements. The Company will have executed and delivered the Rights Agreement, the Rights and Restrictions
Agreement and the Supply Agreement.

       6.2 Conditions to the Company's Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement at the Closing are subject to the fulfillment or waiver on or before the Closing, of each of the following conditions:

            (a) Representations and Warranties True. The representations and warranties of Intel contained in Section 4 will be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

           (b) Performance. Intel will have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and will have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

           (c)   Payment  of  Purchase Price.   Intel  will  have
delivered to the Company the Purchase Price of the Rights as specified in and in accordance with Section 2.1.

Cusip No. 595112              13D                   Page 19 of 36


           (d) Securities Exemptions. The offer and sale of the Rights to Intel pursuant to this Agreement will be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

           (e) Other Agreements. Intel will have executed and delivered the Rights Agreement, the Rights and Restrictions
Agreement and the Supply Agreement.

7.   CONFIDENTIALITY OBLIGATIONS.

      7.1 Obligations. Except to the extent required by law or judicial order or except as provided herein, each party to this Agreement will hold any of the other's Confidential Information (as defined in the next paragraph) in confidence and will: (i) use the same degree of care to prevent unauthorized disclosure or use of the Confidential Information that the receiving party uses with its own information of like nature (but in no event less than reasonable care), (ii) limit disclosure of the Confidential Information, including any materials regarding the Confidential Information that the receiving party has generated, to such of its employees and contractors as have a need to know the Confidential Information to accomplish the purposes of this Agreement, and (iii) advise its employees, agents and contractors of the confidential nature of the Confidential Information and of the receiving party's obligations under this Agreement and the Corporate Non-Disclosure Agreement #19096.

      7.2 Certain Definitions. For purposes of this Agreement, the term "Confidential Information" refers to this Agreement, the Rights Agreement, the Supply Agreement and the Rights and Restrictions Agreement (collectively, the "Transaction Agreements"). Any employee or contractor of the receiving party having access to the Confidential Information will be required to sign a non-disclosure agreement protecting the Confidential Information if not already bound by such a non-disclosure agreement.

      7.3 Non-Disclosure of Agreements. Except to the extent required by law or judicial order or except as provided herein, neither party shall disclose the Transaction Agreements or any of their terms without the other's prior written approval, which approval will not be delayed or unreasonably withheld. Either party may disclose the Transaction Agreements to the extent required by law or judicial order, provided that if such disclosure is pursuant to judicial order or proceedings, the disclosing party will notify the other party promptly before such disclosure and will cooperate with the other party to seek confidential treatment with respect to the disclosure if requested by the other party and provided further that if such disclosure is required pursuant to the rules and regulations of any federal, state or local organization, the parties will cooperate to seek confidential treatment of the Transaction Agreements to the maximum extent possible under law.

       7.4 Public Announcements. Upon execution of this Agreement, the parties will agree on the content of a joint press release announcing the existence of the transactions contemplated by this Agreement, which press release will be issued as mutually agreed by the parties.

Cusip No. 595112              13D                   Page 20 of 36


      7.5   Third  Party  Information.   Neither  party  will  be
required to disclose to the other any confidential information of any third party without having first obtained such third party's prior written consent.

       7.6   Other  Disclosures.   All  confidential  information
exchanged by the parties will be disclosed pursuant to the  Intel
Corporation/Micron  Technology,  Inc.  Corporate   Non-Disclosure
Agreement #19096.

8.   MISCELLANEOUS.

     8.1 Governing Law. This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware, without regard to provisions regarding choice of laws. Jurisdiction shall be in the courts of the state of domicile of the defending party to the original action.

      8.2 Survival. The representations, warranties, covenants and agreements made herein shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby, provided that the representations and warranties set forth herein shall terminate as of the first anniversary of the date hereof (other than with respect to any claims asserted prior to such date, as to which they shall survive solely for the purpose of resolving such claims until the resolution thereof).

      8.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs,
executors  and  administrators  of  the  parties  hereto.    This
Agreement  and  the  rights and obligations  herein  may  not  be assigned  by  Intel  without the prior  written  consent  of  the
Company, except to a Qualified Subsidiary (as defined in the Rights and Restrictions Agreement). This Agreement and the rights and obligations herein may not be assigned by the Company without the prior written consent of Intel.

       8.4 Entire Agreement. This Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Supply Agreement, and the agreements, exhibits and schedules referred to herein and therein constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement shall be deemed to terminate or supersede the provisions of any confidentiality and nondisclosure agreements executed by the parties hereto prior to the date hereof, which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

      8.5 Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be delivered to the other party (a) in person; (b) by facsimile to the address and number set forth below, when promptly followed up by another of the delivery methods permitted by this Section 8.5;
(c) by U.S. mail, registered or certified, return receipt requested, postage prepaid and addressed to the other party as set forth below; or (d) by a national-recognized overnight delivery service that keeps records of deliveries and attempted deliveries (such as FedEx), postage

Cusip No. 595112              13D                   Page 21 of 36


prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To Intel:                          To the Company:

Intel Corporation                  Micron Technology, Inc.
2200 Mission College Blvd.         8000 S. Federal Way
Santa Clara, CA 95052              P.O. Box 6
Attn: Treasury Portfolio Manager   Boise, Idaho 83707
                                   Attn: Chief Financial Officer
Fax Number: (408) 765-1859         Fax Number: (208) 308-2900

with copies to:                    with copies to:

Intel Corporation                  Micron Technology, Inc.
2200 Mission College Blvd.         8000 South Federal Way
Santa Clara, CA 95052              P.O. Box 6
Attn: General Counsel              Boise, Idaho 83716
Fax Number: (408) 765-6038         Attn: General Counsel
                                   Fax Number: (208) 308-4509


      A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section
8.5 by giving the other party written notice of the new address in the manner set forth above.

      8.6 Amendments. Any term of this Agreement may be amended only with the prior written consent of the Company and Intel.

      8.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the Company or to Intel, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of the Company or Intel, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Company or Intel of any breach or default under this Agreement or any waiver on the part of the Company or Intel of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the Company or Intel shall be cumulative and not alternative.

     8.8 Legal Fees. In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement or any units or securities of the Company issued or to be issued, the prevailing party shall be paid by the other party a
reasonable  sum  for  attorney's  fees  and  expenses  for   such
prevailing party.

      8.9 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Cusip No. 595112              13D                   Page 22 of 36


      8.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

      8.11 Severability. Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

      8.12 Dispute Resolution. The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of both parties, then each party shall nominate one senior officer of the rank of Vice President or higher as its representative. These representatives shall, within thirty (30) days of a written request by either party to call such a meeting, meet in person and alone (except for one assistant for each party) and shall attempt in good faith to resolve the dispute. If the disputes cannot be resolved by such senior managers in such meeting, the parties agree that they shall, if requested in writing by either party, meet within thirty (30) days after such written notification for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may proceed as they see fit. This procedure shall be a prerequisite before taking any additional action hereunder.

     8.13 No Third Parties Benefited. This Agreement is made and entered into for the protection and benefit of the parties hereto and their permitted successors and assigns, and, except as expressly provided herein, no other Person shall be a direct or indirect beneficiary of or have any direct or indirect cause of action or claim in connection with this Agreement or any of the documents executed in connection herewith.

      8.14 Meaning of Include and Including. Whenever in this Agreement the word "include" or "including" is used. it shall be deemed to mean "include, without limitation" or "including. without limitation." as the case may be. and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

     8.15 Fees, Costs and Expenses. All fees, costs and expenses (including attorney's' fees and expenses) incurred by either party hereto prior to the Closing in connection with the preparation, negotiation and execution of this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Supply Agreement and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party.

      8.16 Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or Intel's and their respective Affiliates' ability to compete with the other.

Cusip No. 595112              13D                   Page 23 of 36




       IN   WITNESS  WHEREOF,  the  parties  have  executed  this
Securities Purchase Agreement as of the date first written above.

INTEL CORPORATION                MICRON TECHNOLOGY, INC.

By:    /s/                       By:     /s/

Name:                            Name:

Title:                           Title:



        {Signature Page to Securities Purchase Agreement}

Cusip No. 595112              13D                   Page 24 of 36


                            EXHIBIT A
                       (Rights Agreement)

Cusip No. 595112              13D                   Page 25 of 36


                            EXHIBIT B
               (Rights and Restrictions Agreement)

Cusip No. 595112              13D                   Page 26 of 36


                            EXHIBIT C
                       (Supply Agreement)

Cusip No. 595112              13D                   Page 27 of 36


                            EXHIBIT D
               (Form of Certificate of Amendment)

Cusip No. 595112              13D                   Page 28 of 36


                    CERTIFICATE OF AMENDMENT

             OF THE CERTIFICATE OF INCORPORATION OF

                     MICRON TECHNOLOGY, INC.

                 Pursuant to Section 242 of the

                Delaware General Corporation Law

       Micron  Technology,  Inc.,  a  corporation  organized  and
existing   under  the  laws  of  the  State  of   Delaware   (the
"Corporation" or the "Company"), hereby certifies that:

      FIRST: At a meeting of the Board of Directors of the Corporation (the "Board of Directors") resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring the advisability of such amendment and calling a meeting of the stockholders of the Corporation for consideration thereof. The Board of Directors on ________, ____, duly adopted the following resolution, which resolution remains in full force and effect as of the date hereof:

      RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article 4 thereof, to read in full as follows:

           4. (a) Shares Authorized. The total number of shares of stock which the corporation shall have the authority to issue is one billion thirty two million (1,032,000,000), consisting of (i) one billion (1,000,000,000) shares of Common Stock, par value $0.10 per share (the "Common Stock") and (ii) thirty two million five hundred thousand (32,000,000) shares of Class A Common Stock, par value $0.10 per share (the "Class A Common Stock").

               (b)  Class A Common Stock.

      Section 1. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of each share of Class A Common Stock shall be entitled to share ratably in any distribution of any of the assets or funds of the Corporation to the holders of the Common Stock (each share of the Class A Common Stock being treated as the number of shares of Common Stock into which it could then be converted for such purpose).

      Section 2. Transfer of Class A Common Stock. No person or entity holding shares of Class A Common Stock may transfer, sell, assign, devise or bequeath any of such holder's interest in his or its Class A Common Stock, and the Corporation and the transfer agent for the Class A Common Stock shall not register the transfer of such shares of Class A Common Stock, whether by sale, assignment, gift, devise, bequest, appointment or otherwise, except to a Permitted Transferee (as defined below) of such holder. For purposes of this Section 2, the term "Permitted Transferee" with respect to any holder of Class A Common Stock shall mean (i) the Corporation, (ii) a Qualified Subsidiary (provided that if at any time such Qualified Subsidiary ceases to be a Qualified Subsidiary such Class A Common Stock will automatically convert into Common Stock pursuant to Section 3.b) or (iii) Intel Corporation. Notwithstanding the foregoing, the provisions of this Section 2 do not prohibit transfers that result in automatic conversion pursuant to Section 3.b, provided, that the transfer agent shall not register the

Cusip No. 595112              13D                   Page 29 of 36


transfer of such shares of Class A Common Stock or the Common Stock into which they automatically convert unless concurrently with such transfer, the certificate representing such shares of Class A Common Stock to be so transferred shall be surrendered and exchanged for a certificate representing the applicable number of shares of Common Stock into which such shares of Class A Common Stock are automatically converted by virtue of such transfer.

     Section 3.  Conversion of Class A Common Stock.

           a. Voluntary Conversion. At any time and from time to time after the issuance of the Class A Common Stock, any holder of Class A Common Stock may convert any or all of the shares of Class A Common Stock held by such holder into shares of Common Stock at the then effective conversion ratio. The conversion  ratio  at  which shares  of  Common  Stock  shall  be deliverable upon conversion (the "Conversion Ratio") shall initially be one-for-one. Such initial Conversion Ratio shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Class A Common Stock is convertible, as hereinafter provided.

           b. Automatic Conversion. Each share of Class A Common Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Ratio upon the transfer by any holder of Class A Common Stock to a person or entity who is not a Permitted Transferee of such holder.

           c. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Class A Common Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of one share of Common Stock, as determined in good faith by the Board of Directors. Before any holder of Class A Common Stock shall be entitled to receive certificates for the shares of Common Stock issued upon conversion, such holder shall surrender the certificate or certificates for such Class A Common Stock, duly endorsed, at the principal office of the Corporation and shall state therein his name or the name, or names, of his nominees in which he wishes the certificate or certificates for shares of Common Stock to be issued. No voluntary conversion shall be permitted unless and until the holder shall submit to the Corporation either (i) evidence of compliance with the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") or
(ii) a certificate of an officer of the holder that the conversion does not require any filing under the HSR Act. The
Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder or such holder's nominee shall be entitled as aforesaid, together with cash in lieu of any fraction of a share. Subject to the foregoing, in the case of automatic conversion under Section 3.b, such conversion shall be deemed to have been made immediately prior to the close of business on the date of such automatic conversion and upon surrender of the certificate representing the Class A Common Stock to be converted in the case of a voluntary conversion pursuant to Section 3.a above ( the "Conversion Date"). The person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided that the certificates representing the Class A Common Stock have been duly endorsed for transfer and delivered to the Corporation or its transfer agent.

           d. Stock Splits, Mergers, etc. In case of any subdivision (by stock split, stock dividend or otherwise) of the Common Stock or any combination of the Class A Common Stock (by reverse stock split or otherwise), the Conversion Ratio shall be proportionately increased, and conversely in the case of combination of the Common Stock (by reverse stock split or otherwise) or any subdivision of the Class A

Cusip No. 595112              13D                   Page 30 of 36


Common Stock (by stock split, stock dividend or otherwise), the Conversion Ratio shall be proportionately decreased, with such adjustment to the Conversion Ratio to be effective immediately after the opening of business on the day following the day which such subdivision or combination, as the case may be, becomes effective. In case of any reorganization, reclassification or change of shares of the Common Stock (other than a change in par value or from par value to no par value as a result of a subdivision or combination), or in the case of any consolidation of the Corporation with one or more corporations or a merger of the Corporation with another corporation (other than a consolidation or merger in which the Corporation is the resulting or surviving corporation and which does not result in any reclassification or change of outstanding shares of Common Stock), provision shall be made so that each holder of a share of Class A Common Stock shall have the right at any time thereafter as nearly as practicable, so long as the conversion right hereunder with respect to such share would exist had such event not occurred, to convert such share into the kind and amount of shares of stock and other securities and properties (including cash) receivable upon such reorganization, reclassification, change, consolidation or merger by a holder of the number of shares of Common Stock into which such shares of Class A Common Stock might have been converted immediately prior to such reorganization, reclassification, change, consolidation or merger. In the event of such a reorganization, reclassification, change, consolidation or merger, effective provision shall be made in the certificate of incorporation of the resulting or surviving corporation or otherwise for the protection of the conversion rights of the shares of Class A Common Stock that shall be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property (including cash) deliverable upon conversion of shares of Common Stock into which Class A Common Stock might have been converted immediately prior to such event.

           e. Special Conversion Adjustments. The number of shares of Common Stock receivable upon conversion of a share of Class A Common Stock shall be adjusted in the event that the Corporation fails to achieve any one or more of the Qualified Expenditures Milestone, the First Minimum Production Milestone or the Second Minimum Production Milestone on the applicable milestone dates in the manner described below. On or prior to twenty five (25) days after an applicable milestone date, the Corporation shall deliver to Intel Corporation a certificate of an executive officer of the Corporation certifying whether the applicable milestone has been achieved, and if such milestone has not been achieved, such additional data (including, but not limited to the amount of Qualified Expenditures made and actual RDRAM production during the applicable period) required to calculate the appropriate conversion adjustment. Upon receipt of such certificate with the required information, Intel Corporation shall have thirty (30) days in which to notify the Corporation in writing of its irrevocable election to exercise a Special Conversion Adjustment. If Intel Corporation has not provided an irrevocable written notice electing to exercise a Special Conversion Adjustment within the such period, then no there shall be no Special Conversion Adjustment with respect to the applicable milestone. Except as specifically provided herein, the failure to exercise a Special Conversion Adjustment with respect to one milestone shall not impair Intel Corporation's ability to exercise a Special Conversion Adjustment with respect to the failure to achieve a different milestone.

           f. Postponement of Milestone Dates; Modification of Milestones. (i) In the event that the Corporation's ability to achieve the Qualified Expenditure Milestone by the Qualified Expenditures Milestone Date is significantly impaired by events or circumstances outside of its control, such as Force Majeure or limited availability of required equipment or materials, the milestone date will be appropriately postponed.

               (ii) In the event that any of the events specified in Section 7(f)(ii) of the Stock Rights Agreement occur, the First Minimum Production Milestone or the Second Minimum Production Milestone shall be either postponed or waived, respectively, as appropriate. In addition, if on the Maximum FGI Date, the

Cusip No. 595112              13D                   Page 31 of 36


RDRAM device finished goods inventory of the Corporation and  its
subsidiaries   exceeds  the  Maximum  FGI,  the  Second   Minimum
Production Milestone will be modified, as appropriate.

               (iii) In the event of the occurrence of any of the foregoing events or circumstances, as a result of which either a milestone date or milestone is to be postponed, waived or modified, no Special Conversion Adjustment shall occur as a result of the failure to achieve the applicable milestone by the applicable milestone date, unless and until the Corporation and Intel Corporation shall have agreed upon the appropriate postponement, waiver or modification. Notwithstanding the above, upon such agreement, the Special Conversion Adjustment shall be applied as of the agreed upon date, notwithstanding that such agreement is reached after such date. If no agreement can be reached, the dispute will be settled in accordance with Section
8.12 of the Securities Purchase Agreement.

            g.     Failure   to  Achieve  Qualified  Expenditures
Milestone.  Subject to the provisions hereof:

               (i) If the Corporation fails to make at least the Minimum Qualified Expenditures on or prior to the Qualified Expenditures Milestone Date, the Conversion Ratio shall be adjusted by multiplying the current Conversion Ratio by a fraction, the numerator of which shall be the Initial Purchase Price and the denominator of which shall be the greater of (i) the average closing sales price on the New York Stock Exchange for the Common Stock during the 20 trading day period ending two trading days prior to the Qualified Expenditures Milestone Date, or (ii) 50% of the Initial Purchase Price.

                 (ii)   If   the   Corporation  makes   Qualified
Expenditures of more than the Minimum Qualified Expenditures but less than the Required Qualified Expenditures on or prior to the Qualified Expenditures Milestone Date, the Conversion Ratio shall be increased. The amount of the increase in the Conversion Ratio (expressed as a decimal) shall be determined by first (w) dividing the Initial Purchase Price by the greater of (i) the average closing sales price on the New York Stock Exchange for the Common Stock during the 20 trading day period ending two trading days prior to the applicable milestone date, or (ii) 50% of the Initial Purchase Price, then (x) subtracting 1.0 from the result, then (y) multiplying this result by a fraction, the numerator of which shall be (A) the Required Qualified Expenditures minus (B) the amount of Qualified Expenditures and the denominator of which shall be the Required Qualified Expenditures, and (z) dividing the result by 2. The new Conversion Ratio shall then be the result of the above calculation plus the prior Conversion Ratio.

           h. Failure to Achieve First Minimum Production Milestone. Subject to the provisions hereof, if the Corporation fails to achieve the First Minimum Production Milestone, the increase in the Conversion Ratio (expressed as a decimal) shall be determined by first (w) dividing the Initial Purchase Price by the greater of (i) the average closing sales price on the New York Stock Exchange for the Common Stock during the 20 trading day period ending two trading days prior to the applicable milestone date, or (ii) 50% of the Initial Purchase Price, then
(x) subtracting 1.0 from the result, then (y) multiplying this result by a fraction, the numerator of which shall be the First Minimum Production Milestone for the quarter minus the actual RDRAM production achieved during the quarter and the denominator of which shall be the First Minimum Production Milestone for the quarter, and (z) dividing the result by 2. The new Conversion Ratio shall then be the result of the above calculation plus the prior Conversion Ratio.

           i. Failure to Achieve Second Minimum Production Milestone. Subject to the provisions hereof, if the Corporation fails to achieve the Second Minimum Production Milestone the increase in the Conversion Ratio (expressed as a decimal) shall be determined by first (w) dividing the Initial Purchase Price by greater of (A) the average closing sales price on the New York Stock Exchange for the Common

Cusip No. 595112              13D                   Page 32 of 36


Stock during the 20 trading day period ending two trading days prior to the applicable milestone date, or (ii) 50% of the Initial Purchase Price, then (x) subtracting 1.0 from the result, then (y) multiplying this result by a fraction, the numerator of which shall be the Second Minimum Required Production for the quarter minus the actual RDRAM production achieved during the quarter and the denominator of which shall be the Second Minimum Required Production for the quarter and (z) dividing the result by 2. The new Conversion Ratio shall then be the result of the above calculation plus the prior Conversion Ratio.

           j. Multiple Special Conversion Adjustments; Prior Adjustments. If more than one Special Conversion Adjustment occurs hereunder (or comparable adjustments under the Stock Rights Agreement ("Rights Special Conversion Adjustments"), subsequent Special Conversion Adjustments shall be calculated as provided herein, but only the number of additional shares in excess of the number issuable using the Initial Conversion Ratio (as defined in this Section 3.j) (appropriately adjusted to reflect the effect of any stock splits, reclassifications, stock dividends, recapitalizations, combinations or other similar events affecting the Common Stock occurring after the creation of the Class A Common Stock), shall be issuable in respect of such subsequent Special Conversion Adjustment upon conversion of the Class A Common Stock. For purposes of this Section 3.j, the "Initial Conversion Ratio" will be one-to-one (appropriately adjusted to reflect the effect of any stock splits, reclassifications, stock dividends, recapitalizations, combinations or other similar events affecting the Common Stock occurring after the creation of the Class A Common Stock), provided, however, that in the event of the occurrence of a Rights Special Conversion Adjustment that resulted in an adjustment to the Exchange Ratio in accordance with the provisions of the Stock Rights Agreement prior to the creation of the Class A Common Stock, the Initial Conversion Ratio shall be equal to a fraction, the numerator of which shall be one (appropriately adjusted to reflect the effect of any stock splits, reclassifications, stock dividends, recapitalizations, combinations or other similar events affecting the Common Stock occurring after creation of the Class A Common Stock), and the denominator of which shall be the exchange ratio in effect under the Stock Rights Agreement immediately prior to the creation of the Class A Common Stock. Notwithstanding anything else to the contrary set forth herein, the Conversion Ratio shall not be adjusted for any events, circumstances or milestones for which adjustments have been made (or may be made as a result of completion of an audit or resolution of any dispute as to the appropriate amount of an adjustment required thereunder) pursuant to the Stock Rights Agreement.

           k. Cash Option. In lieu of all or a portion of a Special Conversion Adjustment, the Corporation may elect to make a cash payment in respect of all or a portion of the dollar amount of the Special Conversion Adjustment (such election to be made within five (5) business days of Intel Corporation's Special Conversion Adjustment election, and such amount shall be paid within five (5) business days of the Corporation's election). The dollar amount in respect of any Special Conversion Adjustment to be paid in cash shall be calculated by multiplying the additional shares issuable to Intel Corporation upon conversion of the Class A Common Stock following the Special Conversion Adjustment by the average closing sales price on the New York Stock Exchange for the Common Stock during the 20 trading day period ending two trading days prior to the applicable milestone date.

           l. Limitations on Special Conversion Adjustments. Anything in Sections 3.h and 3.j to the contrary notwithstanding, no Special Conversion Adjustment will be made for failure to achieve the First Minimum Production Milestone or Second Minimum Production Milestone if a Special Conversion Adjustment election pursuant to clause (i) of Section 3.g above is made by Intel Corporation. In addition, anything in Sections 3.e through 3.j notwithstanding, Special Conversion Adjustments will be limited, and not given effect, to the extent required to ensure (1) that the value of additional shares of Common Stock and other securities or property and any related payments (including payments in lieu of adjustments pursuant to Section 3.k hereof) issued or issuable or payable as a result of such adjustments, together with any shares of Common Stock and other securities or property and any related payments

Cusip No. 595112              13D                   Page 33 of 36


issued or issuable or payable as a result of the Special Conversion Adjustments with respect to the Rights, does not exceed the Maximum Adjustment Amount (with the value of such additional shares, securities and property measured as of the milestone date with respect to the applicable Special Conversion Adjustments resulting in such additional shares, securities or property and any related payments, which, in the case of the Common Stock, shall be based on the average closing sales price on the New York Stock Exchange for the Common Stock during the 20 trading day period ending two trading days prior to the milestone date corresponding to such Special Conversion Adjustment); and
(2) that the aggregate number of shares of Common Stock issued or issuable upon exercise of Rights or upon conversion of Class A Common Stock does not exceed the lesser of (i) the Maximum Percentage and (ii) the Maximum Shares.

           m. Existing Stock Certificates. Irrespective of any adjustments in the number or kind of shares issuable upon the conversion of the Class A Common Stock, certificates representing Class A Common Stock theretofore or thereafter issued may continue to express the same number and kind of shares as are stated in the certificates initially issuable pursuant hereto.

           n. Payment of Taxes. The Corporation will pay all documentary stamp taxes and other governmental charges (excluding all foreign, federal, state or local income, franchise, property, net worth, capital, estate, inheritance, gift or similar taxes) in connection with the issuance or delivery of the Class A Common Stock, as well as all such taxes attributable to the initial issuance or delivery of Common Stock upon the conversion of Class A Common Stock. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any subsequent transfer of the Class A Common Stock or any transfer involved in the issuance and delivery of Common Stock in a name other than that in which the Class A Common Stock or Common Stock to which such issuance relates were registered, and, if any such tax would otherwise be payable by the Corporation, no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of any such tax, or it is established to the reasonable satisfaction of the Corporation that any such tax has been paid.

           o. Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but not outstanding Common Stock such number of shares of Common Stock as shall, from time to time be, sufficient for conversion of the Class A Common Stock.

      Section 4. No Redemption. The Class A Common Stock shall not be redeemable.

     Section 5. Voting Rights; Non-Voting Security. The holders of shares of Class A Common Stock shall have no voting rights except as provided in the Certificate of Incorporation or by applicable law.

      Section 6. Dividend Rights. In the event any dividend or other distribution payable in cash or other property is declared on the Common Stock (excluding any dividend or other distribution for which adjustment to the Conversion Ratio is provided by
Section 3.d hereof), each holder of shares of Class A Common Stock on the record date for such dividend or distribution shall be entitled to receive on the date of payment or distribution of such dividend or other distribution the same cash or other property which such holder would have received if on such record date such holder was the holder of record of the number (including for purposes of this Section 6 any fraction) of shares of Common Stock into which the shares of Class A Common Stock then held by such holder are then convertible.

     Section 7.  Certain Definitions; Interpretation.

Cusip No. 595112              13D                   Page 34 of 36


      For purposes hereof the following terms shall have the meanings set forth below.

      First  Minimum  Production Milestone.   The  First  Minimum
Production Milestone shall have the meaning ascribed to such term in the Securities Purchase Agreement.

      First  Minimum Required Production.  First Minimum Required
Production shall have the meaning ascribed to such term in the Securities Purchase Agreement.

      First  Production  Milestone Date.   The  First  Production
Milestone Date shall have the meaning ascribed to such term in the Securities Purchase Agreement.

      Force Majeure. Force Majeure shall mean an act of God, fire, flood, accident, riot war, government intervention, embargoes, strikes, labor difficulties, equipment failure, late delivery of supplies, supplier shortages or other difficulties which are beyond the reasonable control and without the fault or negligence of a party whose performance has been affected.

      Initial Purchase Price. Initial Purchase Price means $31.625, appropriately adjusted to reflect the effect of any stock splits, reclassifications, stock dividends, recapitalizations, combinations or other similar events affecting the Common Stock occurring after October 19, 1998.

     Maximum Adjustment Amount. Maximum Adjustment Amount shall have the meaning ascribed to such term in the Securities Purchase
Agreement.

     Maximum FGI. Maximum FGI shall have the meaning ascribed to such term in the Securities Purchase Agreement.

      Maximum FGI Date.   Maximum FGI Date shall have the meaning
ascribed to such term in the Securities Purchase Agreement.

      Maximum  Percentage.   Maximum Percentage  shall  have  the
meaning   ascribed  to  such  term  in  the  Securities  Purchase
Agreement.

      Maximum  Shares.   Maximum Shares shall  have  the  meaning
ascribed to such term in the Securities Purchase Agreement.

       Minimum   Qualified   Expenditures.    Minimum   Qualified
Expenditures shall have the meaning ascribed to such term in the Securities Purchase Agreement.

      Qualified Expenditures. Qualified Expenditures shall have the meaning ascribed to such term in the Securities Purchase
Agreement.

     Qualified Expenditures Milestone. The Qualified Expenditures
Milestone  means  the  expenditure  of  at  least  the   Required
Qualified  Expenditures  on or before the Qualified  Expenditures
Milestone Date.

       Qualified  Expenditures  Milestone  Date.   The  Qualified
Expenditures Milestone Date shall have the meaning ascribed to such term in the Securities Purchase Agreement.

      Qualified Subsidiary. Qualified Subsidiary shall have the meaning ascribed to such term in the Rights and Restrictions
Agreement.

Cusip No. 595112              13D                   Page 35 of 36


     Rambus. Rambus means Rambus, Inc. , a Delaware corporation, and any successor to all or substantially all of Rambus Inc.'s business (by acquisition or otherwise).

      RDRAM. RDRAM shall have the meaning ascribed to such term in the Supply Agreement.

       Required   Qualified  Expenditures.   Required   Qualified
Expenditures shall have the meaning ascribed to such term in the Securities Purchase Agreement.

     Rights. Rights shall have the meaning ascribed to such term in the Stock Rights Agreement.

      Rights and Restrictions Agreement. Rights and Restrictions Agreement shall mean that certain Securities Rights and Restrictions Agreement, dated as of October 19, 1998, as amended from time to time, by and between the Corporation and Intel Corporation.

      Second  Minimum Production Milestone.    The Second Minimum
Production Milestone shall have the meaning ascribed to such term in the Securities Purchase Agreement.

     Second Minimum Required Production.  Second Minimum Required
Production shall have the meaning ascribed to such term in the Securities Purchase Agreement.

      Second  Production Milestone Date.  The  Second  Production
Milestone Date shall have the meaning ascribed to such term in the Securities Purchase Agreement.

       Securities   Purchase  Agreement.    Securities   Purchase
Agreement shall mean that certain Securities Purchase Agreement, dated October 15, 1998, as amended from time to time, by and between the Corporation and Intel Corporation.

       Special   Conversion  Adjustment.   A  Special  Conversion
Adjustment shall mean an adjustment to the number of shares of Common Stock receivable upon conversion of Class A Common Stock, as provided in Section 3 hereof.

      Stock Rights Agreement.  Stock Rights Agreement shall  mean that  certain  Stock Rights Agreement, dated as  of  October  19,
1998,  as  amended  from  time  to  time,  by  and  between   the
Corporation and Intel Corporation.

      Supply Agreement.  Supply Agreement shall mean that certain
Supply  Agreement, dated as of October 19, 1998, as amended  from
time   to  time,  by  and  between  the  Corporation  and   Intel
Corporation.

     Volume Production. Volume Production shall have the meaning ascribed to such term in the Securities Purchase Agreement.

Cusip No. 595112              13D                   Page 36 of 36


     SECOND: Pursuant to a resolution of the Board of Directors, a meeting of the stockholders of the Corporation was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

      THIRD: The amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

       IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on the ______ day of ______________, 1999.

                                 MICRON TECHNOLOGY, INC.



                                 By: _________________________